

April 30, 2012

Richard J. Poulton
Chief Financial Officer
AAR Corp.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, Illinois 60191

>   **Re: AAR Corp.**
>   **Form 10-K for the year ended May 31, 2011**
>   **Filed July 13, 2011**
>   **File No. 001-06263**
>
>   **Form 10-Q for the quarterly period ended February 29, 2012**
>   **Filed March 26, 2012**
>   **File No. 001-06263**

Dear Mr. Poulton:

We have reviewed your response, dated April 23, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Quarterly Period Ended February 29, 2012

Note 7 – Financing Arrangements, page 13

1. On page 15, you disclose that a non-recourse note due July 19, 2012 became fully recourse to the Company during the first quarter of fiscal 2012. Please tell us why this event occurred and explain whether it is indicative of any trend or uncertainty that management reasonably expects to have a material unfavorable impact upon profitability or liquidity.

Richard J. Poulton
AAR Corp
April 30, 2012
Page 2

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief